November 25, 2015

VIA EDGAR

Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cambridge Holdco Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed November 18, 2015

File No. 333-206989

Dear Mr. Spirgel:

On behalf of Cambridge Holdco Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 24, 2015, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”) relating to the business combination between Cambridge Capital Acquisition Corporation (“Cambridge”) and Ability Computer & Software Industries Ltd. (“Ability”). Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Justin Kisner.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Summary of the Proxy Statement/Prospectus

Opinion of Financial Advisor to the Board of Directors of Cambridge, page 17

1.

Please explain, and quantify where necessary, why the likely delay in certain revenues to be received by Ability does not impact Prometheus’ fairness conclusion. In addition, we note your disclosure that certain revenues were expected in the “second half of 2015.” Please consider this impact on your September 30, 2015 results of operations

Securities and Exchange Commission

November 25, 2015

narrative on page 151. As such, please revise to explain this development or tell us why you believe further discussion is not warranted under Item 303(a)(3)(i) of Regulation S-K.

In response to the first part of the Staff’s comment, we have revised the disclosure on page 17 of the Registration Statement as requested.

In response to the second part of the Staff’s comment, Ability’s revenues forecast for the last six months of 2015 was $46.7 million while actual three months ended September 30, 2015 revenues were $8.6 million and the expected revenues for the quarter ending December 31, 2015 are $7 million, totaling $15.6 million. The difference between forecasted revenues and actual revenues is explained primarily by the following:

(A) Two projects (backlog) of approximately $19 million in Latin America for which the delivery was expected in the last six months of 2015 were delayed to 2016 due to Ability’s clients’ logistic delays.

(B) Four large projects and various small other ones in various regions included in the forecast (as pipeline) at approximately $5.5 million and $6.5 million, respectively, have not yet been ordered; however may still result in revenues being earned in future periods.

Ability has reconsidered Item 303(a) (3) (i) of Regulation S-K and concluded that none of these delays are due to unusual or infrequent events or transactions or any significant economic changes. As a result, we respectfully believe that further discussion in the Registration Statement is not warranted.

Item 21. Exhibits and Financial Statement Schedules

2.	Please have counsel revise the legality opinion filed as Exhibit 5.1 to clearly opine on the 1,467,000 ordinary shares issuable to Eyal Tzur and Migdal Underwriting & Business Initiatives Ltd. in connection with the business combination.

The legality opinion has been revised and refiled with Amendment No. 3 to the Registration Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Benjamin Gordon